LIST OF SUBSIDIARIES

Name of subsidiary	Jurisdiction of Formation	Effective Ownership

Orion Administrative Services, Inc.	Texas	Orion Marine Group, Inc.	100%

OCLP, LLC	Nevada	Orion Marine Group, Inc.	100%

OCGP, LLC	Texas	OCLP, LLC	100%

Orion Construction, LP	Texas	OCLP, LLC	99%
		OCGP, LLC	1%

Orion Marine Construction, Inc.	Florida	Orion Construction, LP	100%

F. Miller Construction, LLC	Louisiana	Orion Marine Group, Inc.	100%

Orion Marine Contractors, Inc.	Delaware	Orion Marine Group, Inc.	100%

Northwest Marine Construction, ULC	Canada	Orion Marine Contractors, Inc.	100%

Schneider E&C Company, Inc.	Florida	Orion Marine Group, Inc.	100%

SSL South, LLC	Florida	Orion Marine Construction, Inc.	100%

Industrial Channel and Dock Company	TX	Orion Marine Construction, Inc.	100%

Commercial Channel and Dock Company	TX	Orion Marine Construction, Inc.	100%